UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                                 Amendment No. 3

                    Under the Securities Exchange Act of 1934

                          FORMULA SYSTEMS (1985) LTD.
                          ---------------------------
                                (Name of Issuer)

             Ordinary Shares, NIS 1.00 nominal par value per share
             -----------------------------------------------------
                         (Title of Class of Securities)

                                   346414-10-5
                                   -----------
                                 (CUSIP Number)

                               Steven J. Glusband
                          Carter Ledyard & Milburn LLP
                     2 Wall Street, New York, New York 10005
                                 (212) 732-3200
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  May 17, 2009
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  346414-10-5


1   NAME OF REPORTING PERSON: Menora Mivtachim Holdings Ltd.
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):  Not applicable.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                  (a)   [X]
                                                                       (b)   [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS: OO*

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e):                                          [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION: Israel

NUMBER OF         7     SOLE VOTING POWER: -0-
SHARES
BENEFICIALLY      8     SHARED VOTING POWER: 1,272,568 Ordinary Shares**
OWNED BY
EACH              9     SOLE DISPOSITIVE POWER: -0-
REPORTING
PERSON WITH       10    SHARED DISPOSITIVE POWER: 1,272,568 Ordinary Shares**

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                     1,272,568 Ordinary Shares**

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):9.64%***

14  TYPE OF REPORTING PERSON:  HC

*    See Item 3.
**   See Item 5.
*** Based on 13,200,000 ordinary shares of the Issuer issued and outstanding as of December 31, 2008, as reported in the Issuer's Annual Report on Form 20-F, filed with the Securities and Exchange Commission on April 27, 2009.

CUSIP No.  346414-10-5


1   NAME OF REPORTING PERSON: Menora Mivtachim Insurance Ltd.
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):  Not applicable.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                  (a)   [X]
                                                                       (b)   [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS: OO*

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e):                                          [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION: Israel

NUMBER OF         7     SOLE VOTING POWER: -0-
SHARES
BENEFICIALLY      8     SHARED VOTING POWER: 1,173,497 Ordinary Shares**
OWNED BY
EACH              9     SOLE DISPOSITIVE POWER: -0-
REPORTING
PERSON WITH       10    SHARED DISPOSITIVE POWER:  1,173,497 Ordinary Shares**

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                                                     1,173,497 Ordinary Shares**

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 8.89%***

14  TYPE OF REPORTING PERSON: IC

*    See Item 3.
**   See Item 5.
*** Based on 13,200,000 ordinary shares of the Issuer issued and outstanding as of December 31, 2008, as reported in the Issuer's Annual Report on Form 20-F, filed with the Securities and Exchange Commission on April 27, 2009.

CUSIP No.  346414-10-5


1   NAME OF REPORTING PERSON: Menora Mivtachim Pensions Ltd.
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):  Not applicable.

    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                  (a)   [X]
                                                                       (b)   [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS: OO*

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e):                                          [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION: Israel

NUMBER OF         7     SOLE VOTING POWER: -0-
SHARES
BENEFICIALLY      8     SHARED VOTING POWER: 549,521 Ordinary Shares**
OWNED BY
EACH              9     SOLE DISPOSITIVE POWER: -0-
REPORTING
PERSON WITH       10    SHARED DISPOSITIVE POWER: 549,521 Ordinary Shares**

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                                                       549,521 Ordinary Shares**

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 4.16%***

14  TYPE OF REPORTING PERSON:  EP

*    See Item 3.
**   See Item 5.
*** Based on 13,200,000 ordinary shares of the Issuer issued and outstanding as of December 31, 2008, as reported in the Issuer's Annual Report on Form 20-F, filed with the Securities and Exchange Commission on April 27, 2009.

CUSIP No.  346414-10-5

1   NAME OF REPORTING PERSON: Menora Mivtachim Finance Ltd.
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):  Not applicable.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                  (a)   [X]
                                                                       (b)   [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS: OO*

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e):                                          [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION: Israel

NUMBER OF         7     SOLE VOTING POWER: -0-
SHARES
BENEFICIALLY      8     SHARED VOTING POWER: 99,071 Ordinary Shares**
OWNED BY
EACH              9     SOLE DISPOSITIVE POWER: -0-
REPORTING
PERSON WITH       10    SHARED DISPOSITIVE POWER: 99,071 Ordinary Shares**

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                                                        99,071 Ordinary Shares**

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.75%***

14  TYPE OF REPORTING PERSON:  HC

*    See Item 3.
**   See Item 5.
*** Based on 13,200,000 ordinary shares of the Issuer issued and outstanding as of December 31, 2008, as reported in the Issuer's Annual Report on Form 20-F, filed with the Securities and Exchange Commission on April 27, 2009.

CUSIP No.  346414-10-5


1   NAME OF REPORTING PERSON: Menora Mivtachim Gemel Ltd.
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not applicable.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                  (a)   [X]
                                                                       (b)   [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS: OO*

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e):                                          [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION: Israel

NUMBER OF         7     SOLE VOTING POWER: -0-
SHARES
BENEFICIALLY      8     SHARED VOTING POWER: 87,906 Ordinary Shares**
OWNED BY
EACH              9     SOLE DISPOSITIVE POWER: -0-
REPORTING
PERSON WITH       10    SHARED DISPOSITIVE POWER: 87,906 Ordinary Shares**

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                                                        87,906 Ordinary Shares**

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.67%***

14  TYPE OF REPORTING PERSON:  EP


*    See Item 3.
**   See Item 5.
*** Based on 13,200,000 ordinary shares of the Issuer issued and outstanding as of December 31, 2008, as reported in the Issuer's Annual Report on Form 20-F, filed with the Securities and Exchange Commission on April 27, 2009.

CUSIP No.  346414-10-5


1   NAME OF REPORTING PERSON: Menora Mivtachim Mutual Funds Ltd.
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):  Not applicable.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                  (a)   [X]
                                                                       (b)   [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS: OO*

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e):                                          [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION: Israel

NUMBER OF         7     SOLE VOTING POWER: -0-
SHARES
BENEFICIALLY      8     SHARED VOTING POWER: 4,309 Ordinary Shares**
OWNED BY
EACH              9     SOLE DISPOSITIVE POWER: -0-
REPORTING
PERSON WITH       10    SHARED DISPOSITIVE POWER: 4,309 Ordinary Shares**


11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                                                         4,309 Ordinary Shares**

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.03%***

14  TYPE OF REPORTING PERSON:  EP

*    See Item 3.
**   See Item 5.
*** Based on 13,200,000 ordinary shares of the Issuer issued and outstanding as of December 31, 2008, as reported in the Issuer's Annual Report on Form 20-F, filed with the Securities and Exchange Commission on April 27, 2009.

Item 1. Security and Issuer.
        --------------------

         This Amendment No. 3 to the Statement on Schedule 13D filed on September 27, 2006, as last amended on March 19, 2009, relates to the ordinary shares, nominal par value NIS 1.00 per share (the "Ordinary Shares"), of Formula Systems (1985) Ltd. (the "Issuer"), an Israeli company whose principal executive offices are located at 3 Abba Eban Boulevard, Herzliya 46725, Israel.


Item 2. Identity and Background.
        ------------------------

         ITEM 2 OF THIS STATEMENT IS HEREBY AMENDED AND RESTATED TO READ IN ITS ENTIRETY AS FOLLOWS:

         This Statement is being filed by Menora Mivtachim Holdings Ltd. ("Menora Holdings"), Menora Mivtachim Insurance Ltd. ("Menora Insurance"), Menora Mivtachim Finance Ltd. ("Menora Finance"), Menora Mivtachim Pensions Ltd. ("Mivtachim Pensions"), Menora Mivtachim Gemel Ltd. ("Menora Gemel") and Menora Mivtachim Mutual Funds Ltd. ("Menora Mutual Funds"). Such entities are collectively referred to in this Statement as the "Reporting Persons."

         Menora Holdings is a holding company incorporated under the laws of the State of Israel, whose shares are traded on the Tel Aviv Stock Exchange. 61.9% of Menora Holding's outstanding shares and are held, directly and indirectly, by Mr. Menahem Gurevitch and 38.1% of the outstanding shares of Menora Holdings are held by the public. The address of Menora Holdings' principal office is Menora House, 115 Allenby Street, Tel Aviv 61008, Israel.

         Menora Insurance is a company incorporated under the laws of the State of Israel. 100.0% of Menora Insurance's outstanding shares are held by Menora Holdings. Menora Insurance's principal business is insurance. The address of Menora Insurance's principal office is Menora House, 115 Allenby Street, Tel Aviv 61008, Israel.

         Menora Finance is a holding company incorporated under the laws of the State of Israel. 100% of Menora Finance's outstanding shares are held by Menora Holdings. The address of Menora Finance's principal office is Menora House, 115 Allenby Street, Tel Aviv 61008, Israel.

         Mivtachim Pensions is a pension fund established in accordance with the laws of the State of Israel. 100% of Mivtachim Pensions' outstanding shares are held by Menora Insurance. The address of Mivtachim Pensions' principal office is Shaa'r Hair Tower, 7 Jabotinsky Street, Ramat Gan 52136, Israel.

         Menora Gemel is a company incorporated under the laws of the State of Israel. 100% of Menora Gemel's outstanding shares are held by Menora Finance. Menora Gemel's principal business is the management of provident funds. The address Menora Gemel's principal office is Menora House, 115 Allenby Street, Tel Aviv 61008, Israel.

         Menora Mutual Funds is a company incorporated under the laws of the State of Israel. 100% of Menora Mutual Funds' outstanding shares are held by Menora Finance. Menora Mutual Funds' principal business is the management of mutual funds. The address of Menora Mutual Funds' principal office is Menora House, 115 Allenby Street, Tel Aviv 61008, Israel.

         The name, business address and present principal occupation or employment of Mr. Menahem Gurevitch, the controlling shareholder of Menora Holdings, and each of the executive officers and directors of the Reporting Persons, and the name of any corporation or other organization in which such employment is conducted, are set forth on Schedule 1 hereto.

         During the last five years, none of the Reporting Persons and, to the best of the Reporting Person's knowledge, Mr. Menahem Gurevitch and any of the directors and executive officers of the Reporting Persons named on Schedule 1 hereto, has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding it, he or she was or is subject to a judgment, decree or final order either enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws, or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.
        --------------------------------------------------

         ITEM 3 OF THIS STATEMENT IS HEREBY AMENDED TO ADD THE FOLLOWING:

         During the past 60 days, Menora Insurance purchased an aggregate of 133,296 Ordinary Shares of the Issuer in a series of transactions. The total amount of funds used to purchase the 133,296 Ordinary Shares was approximately $808,208. In addition, during the past 60 days, Menora Insurance disposed of an aggregate of 995 Ordinary Shares of the Issuer in a series of transactions for an aggregate price of approximately $4,736.

         During the past 60 days, Menora Mutual Funds purchased an aggregate of 5,466 Ordinary Shares of the Issuer in a series of transactions. The total amount of funds used to purchase the 5,466 Ordinary Shares was approximately $26,005. In addition, during the past 60 days, Menora Mutual Funds disposed of an aggregate of 5,189 Ordinary Shares of the Issuer in a series of transactions for an aggregate price of approximately $24,179.

         All of the funds used for the purchases of the Issuer's shares reported in this Statement were derived from the investment accounts of Menora Insurance, Mivtachim Pensions, Menora Gemel and Menora Mutual Funds.


Item 4. Purpose of Transaction.
        -----------------------

         ITEM 4 OF THIS STATEMENT IS HEREBY AMENDED TO ADD THE FOLLOWING:

         The Ordinary Shares purchased by the Reporting Persons during the past 60 days were purchased for portfolio investment purposes. The Reporting Persons currently do not have any plan or proposal, which relates to or would result in:

          (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

          (b)  an  extraordinary  corporate  transaction,   such  as  a  merger,
     reorganization, or liquidation, involving the Issuer or any of its subsidiaries;

          (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;

          (d) any change in the present board of directors or management of the Issuer, including any plan or proposal to change the number or term of directors or to fill any existing vacancies on the board;

          (e) any material change in the present capitalization or dividend policy of the Issuer;

          (f) any other material change in the Issuer's business or corporate structure;

          (g) changes in the Issuer's charter or by-laws or other actions which may impede the acquisition of control of the Issuer by any person;

          (h) a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

          (j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.
        -------------------------------------

         ITEM 5 OF THIS STATEMENT IS HEREBY AMENDED AND RESTATED TO READ IN ITS ENTIRETY AS FOLLOWS:

         (a) The Ordinary Shares of the Issuer reported in this Statement as beneficially owned by the Reporting Persons are held for members of the public through, among others, provident funds, mutual funds, pension funds and insurance policies, which are managed by Menora Insurance, Menora Pensions, Menora Finance, Menora Gemel and Menora Mutual Funds, all of which are wholly-owned subsidiaries of Menora Holdings, each of which operates under independent management and makes independent voting and investment decisions. Consequently, this Statement should not be construed as an admission by the Reporting Persons that any of them is the beneficial owner of any of the Ordinary Shares of the Issuer covered by this Statement.

         (b) Menora Holdings and Menora Insurance have shared power to vote or direct the vote and the shared power to dispose or direct the disposition of an aggregate 623,976 Ordinary Shares of the Issuer held of record by Menora Insurance, which constitute approximately 4.73% of the outstanding Ordinary Shares of the Issuer.

         Menora Holdings, Menora Insurance and Mivtachim Pensions have shared power to vote or direct the vote and the shared power to dispose or direct the disposition of the 549,521 Ordinary Shares of the Issuer held of record by Mivtachim Pensions, which constitute approximately 4.16% of the outstanding Ordinary Shares of the Issuer.

         Menora Holdings and Menora Finance have shared power to vote or direct the vote and the shared power to dispose or direct the disposition of the 6,856 Ordinary Shares of the Issuer held of record by Menora Finance, which constitute approximately 0.05% of the outstanding Ordinary Shares of the Issuer.

         Menora Holdings, Menora Finance and Menora Gemel have shared power to vote or direct the vote and the shared power to dispose or direct the disposition of the 87,906 Ordinary Shares of the Issuer held of record by Menora Gemel, which constitute approximately 0.67% of the outstanding Ordinary Shares of the Issuer.

         Menora Holdings, Menora Finance and Menora Mutual Funds have shared power to vote or direct the vote and the shared power to dispose or direct the disposition of the 4,309 Ordinary Shares of the Issuer held of record by Menora Mutual Funds, which constitute approximately 0.03% of the outstanding Ordinary Shares of the Issuer.

         The foregoing percentages are based on 13,200,000 ordinary shares of the Issuer issued and outstanding as of December 31, 2008, as reported in the Issuer's Annual Report on Form 20-F, filed with the Securities and Exchange Commission on April 27, 2009.

         (c) The following table sets forth all the transactions in the Ordinary Shares effected by Menora Mutual Funds during the past sixty days. All such transactions were open market purchases effected on the Tel Aviv Stock Exchange.


   Date of Purchase (Sales) by     Number of Ordinary
      Menora Mutual Funds        Shares Purchased (Sold)       Price Per Share*
      -------------------        -----------------------       ----------------
        Mar 31, 2009                  1,948                          $4.47
        Apr 13, 2009                    (24)                         $4.66
        Apr 16, 2009                 (3,665)                         $4.68
        Apr 21, 2009                 (1,500)                         $4.61
        Apr 22, 2009                  1,594                          $4.85
        Apr 23, 2009                  1,828                          $4.96
        Apr 27, 2009                     96                          $5.2

         The following table sets forth all the transactions in the Ordinary Shares effected by Menora Insurance during the past sixty days. All such transactions were open market purchases effected on the Tel Aviv Stock Exchange.


   Date of Purchase (Sales) by      Number of Ordinary
       Menora Insurance           Shares Purchased (Sold)       Price Per Share*
       ----------------           -----------------------       ----------------
       Apr 20, 2009                      (995)                        $4.76
       Apr 26, 2009                     6,500                         $5.11
       Apr 27, 2009                     7,917                         $5.14
       May 7, 2009                     76,148                         $6.17
       May 11, 2009                    20,012                         $6.28
       May  13, 2009                    9,645                         $6.32
       May 14, 2009                     9,021                         $5.91
       May 17, 2009                     4,053                         $6.05

       ----------
       *The U.S. dollar price of shares purchased on the TASE is determined by dividing the price of an ordinary share in New Israeli Shekels by the representative exchange rate of the New Israeli Shekel against the U.S. dollar on the same date. The prices do not include broker's commissions.

         Except for the foregoing transactions, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the persons on Schedule 1, have effected any transactions in the Ordinary Shares during the past 60 days.

         (d) Except as set forth on this Statement, none of the Reporting Persons nor, to the knowledge of the Reporting Person, any of the persons listed on Schedule 1, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares reported above in this Item 5.

         (e) Not applicable.



Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
        ------------------------------------

         None.


Item 7. Material to be Filed as Exhibits.

         Exhibit 1 - Joint Filing Agreement

                                    SIGNATURE


         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

         Date: June 1, 2009

MENORA MIVTACHIM HOLDINGS LTD.

By:        /s/Ari Kalman                    By:       /s/Yoni Tal
          --------------                             ------------
Name:    Ari Kalman                         Name:    Yoni Tal
Title:   Deputy Managing Director           Title:   Chief Investment Officer

MENORA MIVTACHIM INSURANCE LTD.

By:       /s/Ari Kalman                     By:        /s/Yoni Tal
          -------------                               ------------
Name:    Ari Kalman                         Name:    Yoni Tal
Title:   Chief Executive Officer            Title:   Deputy Managing Director
                                                     and Investment Division
                                                     Manager

MENORA MIVTACHIM PENSIONS LTD.

By:       /s/Yacov Rozen                    By:      /s/ Rami Armon
          --------------                             --------------
Name:    Yacov Rozen                        Name:    Rami Armon
Title:   Chief Executive Officer            Title:   Chief Investment Officer

MENORA MIVTACHIM FINANCE LTD.

By:      /s/ Yehuda Ben Assayag             By:        /s/Yoni Tal
         ----------------------                       ------------
Name:    Yehuda Ben Assayag                 Name:    Yoni Tal
Title:   Chairman of the Board of Directors Title:   Director

MENORA MIVTACHIM GEMEL LTD.

By:       /s/ Yehuda Ben Assayag            By:       /s/Yacov Rozen
          ----------------------                      --------------
Name:    Yehuda Ben Assayag                 Name:    Yacov Rozen
Title:   Director                           Title:   Chairman of the Board of
                                                     Directors

MENORA MIVTACHIM MUTUAL FUNDS LTD.

By:       /s/ Ronen Avigdor                 By:       /s/ Avi Sternschuss
          -----------------                          --------------------
Name:    Ronen Avigdor                      Name:    Avi Sternschuss
Title:   Chief Executive Officer            Title:   Chairman of the Board of
                                                     Directors

                                   Schedule 1

                         List of Officers and Directors

Menora Mivtachim Holdings Ltd.

                                                                  Other Present Principal
                                                                Occupation or Employment (if
Name                    Position at Reporting Person                   applicable)                   Business Address
----                    ----------------------------            ----------------------------         ----------------
Menahem Gurevitch       Director and Chief Executive                                                          *
                        Officer
Ari Kalman              Deputy Managing Director                                                              *
Gedalia Doron           Chairman of the Board of Directors                                       4 Uri St., Tel Aviv, Israel
Shlomo Milo             Director                                                                  14 Tsamarot St., Herzlia,
                                                                                                           Israel
Jacob Segal             Director                                                                  62 Pinkas St., Tel Aviv,
                                                                                                           Israel
Bar Cochva Ben-Gera     Director                                                                   16 Keren Hyesod, Rishon
                                                                                                       Lezion, Israel
Shmuel Schwartz         Internal Auditor                                                                      *
Yoni Tal                Chief Investment Officer                                                              *
Shai Kompel             Chief Financial Officer                                                               *
------------------
*    The  business  address is that of Menora  Holdings  Ltd.  , The  address of
     Menora Holdings'  principal office is Menora House, 115 Allenby Street, Tel
     Aviv 61008, Israel.


Menora Mivtachim Insurance Ltd.
                                                                  Other Present Principal
                                                                Occupation or Employment (if
Name                    Position at Reporting Person                   applicable)                   Business Address
----                    ----------------------------            ----------------------------         ----------------
Gedalia Doron           Director                                                                4 Uri St., Tel Aviv, Israel
Shlomo Milo             Director                                                                 14 Tsamarot St., Herzlia,
                                                                                                           Israel
Jacob Segal             Director                                                                  62 Pinkas St., Tel Aviv,
                                                                                                           Israel
Kviateck Uri            Director                                                                   8 Oppenhaimer St., Tel
                                                                                                        Aviv, Israel
Ari Kalman              Director and Chief Executive Officer                                                 *
Eran Grifel             Director                                 C.E.O - Menora Mivtachim                    *
                                                                   Real Estate Ltd
Bar Cochva Ben-Gera     Director                                                                   16 Keren Hayesod St.,
Orly Yarkony            Director                                                                  2 Dov Hoz St, Tel Aviv,
                                                                                                           Israel
Yoni Tal                Deputy Managing Director and                                                         *
                        Investment Division Manager
Shai Kompel             Deputy Managing Director and                                                         *
                        Accounting Division Manager
Menachem Harpaz         Deputy Managing Director and                                                         *
                        Non-life Division Manager
Shmuel Schwartz         Internal Auditor                                                                     *
Yehuda Grossman         Information and Technology Division                                                  *
                        Manager


Dr. Avraham Levenglick  Assistant General Manager and Chief                                                  *
                        Actuary
Gershon Gurevitch       V.P Logistics and Properties                                                         *
Gadi Ben - Hamo         Assistant General Manager and North                                                  *
                        Division Manager
Yehuda Ben Assayag      Deputy Managing Director and Life                                                    *
                        Insurance Division Manager
Ronen Kaufman           Deputy Managing Director and Human                                                   *
                        Resources Division Manager
-------------
*    The business address is that of Menora Mivtachim Insurance Ltd. The address of Menora Insurance's principal office is Menora House, 115 Allenby Street,
     Tel Aviv 61008, Israel.

Menora Mivtachim Pensions Ltd.
                                                                  Other Present Principal
                                                                Occupation or Employment (if
Name                    Position at Reporting Person                   applicable)                   Business Address
----                    ----------------------------            ----------------------------         ----------------
Menahem Gurevitch       Chairman of the Board of Directors                                                  *
Ari Kalman              Director                                                                            *
Shmuel Slavin           Director                                 Chairman of the Board -        6 Vissman St., Jerusalem,
                                                                   Azorim Investment,                    Israel
                                                                   Development & Construction
                                                                   Co Ltd.
Tzipi Samet             Director                                                                13 Hatavor St., Mevaseret
                                                                                                      Zion, Israel
Eran Grifel             Director                                 C.E.O - Menora Mivtachim                   *
                                                                   Real Estate Ltd.
Yoram Belizovski        Director                                                                 86 Levi Eshkol St., Tel
                                                                                                      Aviv, Israel
Gedalia Doron           Director                                                               4 Uri St., Tel Aviv, Israel
Hezi Zaieg              Director                                 C.E.O - Israeli Investment     28 H'ham H'tsarfati St.,
                                                                   Center- Ministry of              Ramat Gan, Israel
                                                                   Industry, Trade & Labor
Yacov Rozen             Chief Executive Officer                                                             *
Motti Dahan             Chief Operation and Service Officer                                                 *
Guy Krieger             Legal Advisor and General Counsel                                                   *
Yeshayahu Orzitzer      Chief Actuary                                                                       *
Dudi Lydner             Chief Product and Development Officer                                               *
Israel Ezra             Chief Financial Officer                                                             *
Eli Hillel              Chief Audit Executive                                                               *
Rami Armon              Chief Investment Officer                                                            *
Ronny Shilo             Division Human Resources and                                                        *
                        Administrative Manager
Eyal Azmon              Marketing Manager                                                                   *
------------------
*    The business address is that of Menora Mivtachim  Pensions Ltd. The address of Mivtachim  Pensions' principal office is Shaa'r Hair Tower, 7 Jabotinsky
     Street, Ramat Gan 52136, , Israel.

Menora Mivtachim Finance Ltd.
                                                                  Other Present Principal
                                                                Occupation or Employment (if
Name                    Position at Reporting Person                   applicable)                   Business Address
----                    ----------------------------            ----------------------------         ----------------
Ari Kalman              Director                                                                            *
Yoni Tal                Director                                                                            *
Shai Kompel             Director                                                                            *
Eran Grifel             Director                               C.E.O - Menora Mivtachim Real                *
                                                                 Estate Ltd.
Yacov Rozen             Director                                                                            *
Yehuda Ben Assayag      Chairman of the Board of Directors                                                  *
------------------
*    The business address is that of Menora  Mivtachim  Finance Ltd. The address of Menora  Finance's  principal office is Menora House, 115 Allenby Street,
     Tel Aviv 61008, Israel.

Menora Mivtachim Gemel Ltd.
                                                                  Other Present Principal
                                                                Occupation or Employment (if
Name                    Position at Reporting Person                   applicable)                   Business Address
----                    ----------------------------            ----------------------------         ----------------
Yacov Rozen             Chairman of the Board of Directors                                                 *
Dudi Lydner             Director                                                                           *
Yehuda                  Director                                                                           *
Ben
Assayag
Guy Iluz                Director                                                                           *
Tzipi Samet             Director                                                               13 Hatavor St., Mevaseret
                                                                                               Zion, Israel
Hezi Zaieg              Director                               C.E.O - Israeli Investment      28 H'ham H'tsarfati St.,
                                                               Center- Ministry of Industry,   Ramat Gan, Israel
                                                                 Trade & Labor
Yossi Gordon            Director                               C.E.O - Association of          31 Meshek, Aminadav, Israel
                                                               Constructors and Builders in
                                                                 Israel
Itai Yaakov             Chief Executive Officer                                                              *
------------------
*    The business  address is that of Menora Mivtachim Gemel Ltd. Menora Gemel's principal business is the management of provident funds. The address Menora
     Gemel's  principal  office is Menora House,  115 Allenby  Street,  Tel Aviv
     61008, Israel.

Menora Mivtachim Mutual Funds Ltd.
                                                                  Other Present Principal
                                                                Occupation or Employment (if
Name                    Position at Reporting Person                   applicable)                   Business Address
----                    ----------------------------            ----------------------------         ----------------
Avi Sternschuss         Chairman of the Board of Directors                                                 *
Moshe Kiali             Director                                                                           *
Hayim Levi              Director                                 Professor at the Hebrew        12 Hshahar St., Jerusalem,
                                                                 University of Jerusalem        Israel
Eitan Barak             Director                                                                3 Kehilat Pozna, Tel Aviv,
                                                                                                Israel
Anat Bavitz             Director                                 C.P.A                          11After St., Tel Aviv,
                                                                                                Israel
Ronen Avigdor           Chief Executive Officer                                                            *
------------------
*    The  business  address is that of Menora  Mivtachim  Mutual  Funds Ltd. The address of Menora  Mutual  Funds'  principal  office is Menora  House,  115
     Allenby Street, Tel Aviv 61008, Israel.

                                                                       Exhibit 1

                             JOINT FILING AGREEMENT

         The undersigned hereby agree that the attached Statement on Schedule 13D/A relating to the Ordinary Shares, NIS 1.00 nominal par value per share, of Formula Systems (1985) Ltd. is filed on behalf of each of them.

         Date: June 1, 2009

MENORA MIVTACHIM HOLDINGS LTD.

By:        /s/Ari Kalman                    By:       /s/Yoni Tal
          --------------                             ------------
Name:    Ari Kalman                         Name:    Yoni Tal
Title:   Deputy Managing Director           Title:   Chief Investment Officer

MENORA MIVTACHIM INSURANCE LTD.

By:       /s/Ari Kalman                     By:        /s/Yoni Tal
          -------------                               ------------
Name:    Ari Kalman                         Name:    Yoni Tal
Title:   Chief Executive Officer            Title:   Deputy Managing Director
                                                     and Investment Division
                                                     Manager

MENORA MIVTACHIM PENSIONS LTD.

By:       /s/Yacov Rozen                    By:      /s/ Rami Armon
          --------------                             --------------
Name:    Yacov Rozen                        Name:    Rami Armon
Title:   Chief Executive Officer            Title:   Chief Investment Officer

MENORA MIVTACHIM FINANCE LTD.

By:      /s/ Yehuda Ben Assayag             By:        /s/Yoni Tal
         ----------------------                       ------------
Name:    Yehuda Ben Assayag                 Name:    Yoni Tal
Title:   Chairman of the Board of Directors Title:   Director

MENORA MIVTACHIM GEMEL LTD.

By:       /s/ Yehuda Ben Assayag            By:       /s/Yacov Rozen
          ----------------------                      --------------
Name:    Yehuda Ben Assayag                 Name:    Yacov Rozen
Title:   Director                           Title:   Chairman of the Board of
                                                     Directors

MENORA MIVTACHIM MUTUAL FUNDS LTD.

By:       /s/ Ronen Avigdor                 By:       /s/ Avi Sternschuss
          -----------------                          --------------------
Name:    Ronen Avigdor                      Name:    Avi Sternschuss
Title:   Chief Executive Officer            Title:   Chairman of the Board of
                                                     Directors